FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         March, 2004

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 15th day of March, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN COMPLETES FIRST FUNDING UNDER BRIDGE LOANS

VANCOUVER, B.C., MARCH 15, 2004 – CLEARLY CANADIAN BEVERAGE CORPORATION (TSX: CLV; OTCBB: CCBC) is pleased to announce, further to its February 23, 2004 news release, that it has completed the first advance under its bridge financing loan with Quest Capital Corporation.

The Company has signed a loan agreement and completed certain security documents with Quest Capital pursuant to which the Company has received a first advance of Cdn.$750,000 of an aggregate financing of up to Cdn.$2.1 million. The advance by Quest Capital of the balance of the financing is subject to the Company providing to Quest Capital additional security with respect to certain of the Company’s properties located in Washington State and Ontario. In connection with the loan, the Company has issued 660,000 common shares to Quest Capital, and has issued warrants to purchase up to 250,000 common shares at a price of $0.34 per share for two years to Dundee Securities Corporation.

Concurrently, certain officers and directors of the Company have funded an additional Cdn.$500,000 loan on the same terms and conditions as the Quest Capital loan, but subordinated in priority and payment to the Quest Capital loan. The net proceeds of the bridge loans will be used for general working capital. It is expected that the loans will be repaid from proceeds of the Company’s previously announced proposed unit prospectus offering in which the Company intends to raise up to Cdn. $9 million through Dundee Securities Corporation as agent.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® oxygen enhanced water beverage and Tré Limone® which are distributed in the United States, Canada and various other countries. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca. Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current expectations and analyses, including the Company’s ability to complete the equity and debt financings referred to in this news release and the Company’s analysis of its cash flow requirements as well as its product distribution systems and its expectations regarding the effects of anticipated product distribution changes and the potential benefits of such efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, general economic conditions, changing beverage consumption trends of consumers, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other
(more)

factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact: Valerie Samson, Communications (e-mail: vsamson@clearly.ca) 800/663-5658 (USA) or 800/663-0227 (Canada)	Clive Shallow, Manager, Shareholder Relations (e-mail: cshallow@clearly.ca)

CLEARLY  CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2® and TRE LIMONE®.